Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the use of our report dated February 8, 2005, except for note 12 which is as of March 1, 2005, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP

Lincoln, Nebraska
April 11, 2005